

February 15, 2018

Ernest Loumaye
Chief Executive Officer
ObsEva SA
Chemin des Aulx, 12
1228 Plan-les-Ouates
Geneva, Switzerland

> **Re: ObsEva SA**
> **Registration Statement on Form F-3**
> **Filed February 1, 2018**
> **File No. 333-222820**

Dear Mr. Loumaye:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-3

Description of Purchase Contracts, page 27

1. We note your disclosure that you may issue purchase contracts for the purchase or sale of securities that may consist of obligations of third parties, including a basket of such securities, an index or indices of such securities or any combination of such securities. Please advise us how you anticipate conducting such offerings under the registration and disclosure requirements of the Securities Act. For example, please advise us of the disclosure you will provide in the applicable prospectus supplement or other offering materials, including, as necessary, any required financial statement and non-financial

statement disclosure about the issuer of such securities. For guidance, please refer to the *Morgan Stanley & Co., Inc.* no action letter (June 24, 1996) and Securities Act Sections Compliance and Disclosure Interpretation 203.03.

2.   It is not clear how the purchase contracts you propose to issue should be characterized for purposes of the federal securities laws. For example, the disclosure in the filing indicates that these contracts may be cash settled, obligate you to sell to holders of these contracts and for holders of these contracts to purchase securities at a specified purchase price. The disclosure in the filing also indicates that these contracts may require you to make periodic payments to the holders of the contracts or for holders of these contracts to make periodic payments to you. Finally, the disclosure in the filing indicates that these contracts may require the holders of the contracts to secure their obligations in a specified manner. Based on this disclosure it appears that these contracts may have characteristics associated with forwards, options and security-based swaps. Please provide us with your legal analysis as to how these contracts should be appropriately characterized under the federal securities laws.

Exhibit 5.1, page II-1

3.   Please file a legal opinion that covers the debt securities, warrants, purchase contracts and units included in the registration statement.

Fee table

4.   We note your disclosure that you are entitled to issue and sell from time to time up to 18,565,625 common shares and/or to sell financial instruments (as defined under article 5b of your articles of association) which, upon exercise, entitle the holders to acquire up to 14,393,002 common shares. Please tell us whether you intend to offer and sell financial instruments and if so, please add these instruments to the registration statement. Alternatively, please tell us why you believe such disclosure is not required.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christine Westbrook at (202) 551-5019 or Suzanne Hayes at (202) 551-3675 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Ryan Sansom, Esq.